Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Press release - Credicard launches a card machine family (“maquininha”)

Itaú Unibanco discloses to the market the press release about the entry of the Credicard brand in the merchant acquiring segment:

Credicard launches a card machine family

With card machines for self-employed individuals, microentrepreneurs and small companies offered to be purchased, the advantage provided by the brand will be short payment terms and lower rates

Itaú Unibanco announced today (17) the entry of the Credicard brand in the merchant acquiring segment, with a card payment machine family that will be offered to be purchased in particular by self-employed individuals, microentrepreneurs and small companies. The first ones launched are the POP Credicard and the Mega POP Credicard, and the third one is expected to be in the market still this year. In all situations, the proposal is highlighting a difference based on short payment terms to retailers and highly competitive rates, included among the best ones in the market.

Choosing Credicard for this launch is linked to the strength and the new proposal of the brand, which managed to reposition itself in the electronic payment means market so as to track the behavioral and technological changes in the world and meet the needs of the target audience. “Today, when we talk about Credicard, we are talking about a brand that changed to be increasingly connected with its clients’ needs and with the ability to quickly respond to them”, states Marcos Magalhães, executive officer of Itaú Unibanco.

“These principles created the conditions for us to meet the expectations of the small retailers that were revealed through their answers to our surveys: an objective and uncomplicated process, in the use of the equipment as well as in the form of receiving”, adds Magalhães.

POP Credicard

The POP Credicard is a coil free model, which works with a chip and Wi-Fi, for debit, credit, meal and food cards, and accepts the main brands. The machine will be sold in 12 installments of R$ 29.90 and it can be ordered on the website www.credicard.com.br/maquininha as from this Friday (20). The proposal regarding rates, for debit and credit, is for them to stay among the most competitive in the market. Debit operations will have a 1.99% rate on the amount of each sale, and credit on demand will have a 3.98% rate – payable in one business day and up to two business days, respectively.

Other version of the machine already in operation is the Mega POP Credicard, which is similar to the standard POS, with a coil for printing the sales slip. The expectation is that, still this year, the Mini POP Credicard will also be launched, a less expensive option that will work connected to the mobile via Bluetooth.

Based on the proximity and identity with the target audience, Ivete Sangalo was chosen to announce the novelty that has just arrived in the market.

São Paulo, July 17, 2018.

Alexsandro Broedel

Group Executive Finance Director and Investor Relations Officer